EXHIBIT 99.1

The table below sets forth the date, quantity, weighted-average price and range of price paid per share of Common Stock of Deere & Company purchased by Cascade Investment, L.L.C. (“Cascade”) during the past sixty days.  Cascade undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased at each separate price.  All of the transactions were effected on the New York Stock Exchange or through Electronic Communication Networks.

Purchase Date	Quantity	Weighted-Average Price Paid Per Share ($)	Range of Price Paid Per Share ($)
12/7/2012	580,268	85.2514	84.6800 – 85.4900
12/10/2012	2,000	85.9355	85.9300 – 85.9400
12/10/2012	417,732	85.5686	84.9300 – 85.9250